Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
October 12, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. FILES IND CLINICAL HOLD RESPONSE WITH FDA FOR ITS PLANNED TOPICAL INTERFERON ALPHA-2B PHASE II/III EFFICACY TRIAL

AURORA, Ontario, October 12, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced that it has filed its complete response to the “clinical hold” issues previously raised by the United States Food and Drug Administration (“FDA”) related to its pending Topical Interferon Alpha-2b, Phase II/III, low-grade cervical lesion efficacy trial investigational new drug (“IND”) application. Topical Interferon Alpha-2b is the Company’s most advanced product in development incorporating its proprietary Biphasix™ drug delivery technology and is designed to offer a superior means of delivering interferon-alpha-2b therapeutically to human papillomavirus (HPV) infected tissues.

“We have endeavoured to address the issues raised by the FDA in a clear and comprehensive manner,” said John Docherty, President of Helix BioPharma Corp. “We are hopeful that our response will be accepted by the FDA.”

The review process typically requires 30 days, during which time the FDA will decide if an applicant is permitted to proceed with its proposed clinical trial.

Assuming regulatory approval is obtained, the Company will require, among other things, additional funding as well as strategic partner support before it can commence the pending U.S. Phase II/III trial.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties
This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s hope that its clinical hold response will be accepted by the FDA; its plans for a U.S. Phase II/III clinical trial for Topical Interferon Alpha-2b in patients with low grade cervical lesions; its need for regulatory approval, strategic support and financing prior to commencing the clinical trial; the timing of the FDA review process; and the Company’s development of innovative products for the prevention and treatment of cancer. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; that the clinical hold will be removed by the FDA in a timely manner; the timely receipt of necessary regulatory approvals and appropriate financing and strategic partner support; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, as well as strategic partner support, to conduct the proposed U.S. trial, which are not assured; the risk that the FDA may not remove the clinical hold on the IND application, either at all or in a timely manner; the planned clinical trial could fail; uncertainty whether the Company’s drug product candidates will be successfully developed and commercialized; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company and its product development initiatives. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.